VF 12-3-02

02053135

TED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16563

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FV 12/6/02

REPORT FOR THE PERIOD BEGINNING September 1, 2001 (MM/DD/YY) AND ENDING August 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
S.B. Cantor & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
116 John Street
(No. and Street)

New York (City) New York (State) 10038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gerard McCallion 212-406-0737
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Demetrius & Company, L.L.C.
(Name – *if individual, state last, first, middle name*)

155 Route 46 West
Wayne Interchange Plaza II. (Address) Wayne (City) NJ (State) 07470 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED NOV 29 2002 151

PROCESSED DEC 10 2002 THOMSON FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/2180

OATH OR AFFIRMATION

I, Gerard McCallion, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S.B. Cantor & Co., Inc., as of August 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ANTHONY PALOVCHIK
Notary Public, State of New York
No. 01PA5031390
Qualified in Orange County
Commission Expires August 1 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

S. B. CANTOR & CO., INC.

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

AUGUST 31, 2002

DCO DEMETRIUS & COMPANY, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholder of S. B. Cantor & Co., Inc.

We have audited the accompanying statement of financial condition of S. B. Cantor & Co., Inc. as of August 31, 2002 and the related statements of operations, changes in stockholder's equity (deficit), changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of S. B. Cantor & Co., Inc. at August 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation tot he basic financial statements taken as a whole.

Demetrius & Company, L.L.C.

Demetrius & Company, L.L.C.
November 20, 2002

Wayne Interchange Plaza II ■ 155 Route 46 West ■ Wayne, New Jersey 07470-6831
Telephone: 973-812-0100 ■ Fax: 973-812-0750 ■ www.demetrius-llc.com

S. B. CANTOR & CO., INC.

STATEMENT OF FINANCIAL CONDITION

AUGUST 31, 2002

ASSETS

Cash	$	87,403
Marketable securities		1,051,033
Receivable from clearing organizations		993,734
Deposits with clearing organizations		110,003
Furniture and equipment, at cost, less accumulated depreciation of $45,550		1,336
Other assets		5,547
	$	2,249,056

LIABILITIES AND STOCKHOLDER'S DEFICIT

Liabilities:		
Securities sold, not yet purchased, at market value	$	620,040
Accrued expenses		30,714
		650,754
Subordinated borrowings		1,653,474
		2,304,228
Stockholder's deficit:		
Common stock, $.01 par value, authorized 1,000,000 shares, outstanding 100 shares		1
Additional paid-in-capital		334,777
Retained deficit		(389,950)
Total Stockholder's Deficit		(55,172)
	$	2,249,056

The accompanying notes are an integral part of the financial statements.

S. B. CANTOR & CO., INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED AUGUST 31, 2002

Revenues:	
Commissions	$ 6,000
Loss on firm trading account	(47,784)
Interest and dividends	22,667
Other income	25,330
	6,213
Expense:	
Employee compensation and benefits	261,251
Exchange and clearance fees	165,445
Communications and data processing	39,438
Interest	57,375
Occupancy	41,580
Other expenses	293,781
	858,870
Loss Before Income Tax	(852,657)
Provision For Income Taxes	240,364
Net Loss	$(1,093,021)

The accompanying notes are an integral part of the financial statements.

S. B. CANTOR & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIT)

FOR THE YEAR ENDED AUGUST 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance September 1, 2001	$ 1	$ 89,999	$ 703,071	$ 793,071
Net Loss	-	-	(1,093,021)	(1,093,021)
Additions During Period	-	244,778	-	244,778
Balance August 31, 2002	$ 1	$ 334,777	$ (389,950)	$ (55,172)

The accompanying notes are an integral part of the financial statements.

S. B. CANTOR & CO., INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

FOR THE YEAR ENDED AUGUST 31, 2002

Balance September 1, 2001	$ 408,022
Issuance of New Subordinated Notes	1,200,000
Accrued Interest	45,452
Balance August 31, 2002	$ 1,653,474

The accompanying notes are an integral part of the statements.

S. B. CANTOR & CO., INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED AUGUST 31, 2002

Cash flows from operating activities:		
Net loss		$ (1,093,021)
Adjustment to reconcile net income to net cash used in operating activities:		
Depreciation	2,371	
Loss on disposal of asset	2,402	
Deferred taxes	302,500	
(Increase) decrease in operating assets:		
Cash segregated under federal regulations	101,448	
Securities owned	(887,773)	
Receivable from clearing organizations	(821,264)	
Deposits with clearing organizations	35,921	
Receivable from customers	27,407	
Other	200,580	
Increase (decrease) in operating liabilities:		
Securities sold not yet purchased	377,685	
Accrued expenses and other liabilities	47,704	
Total adjustments		(611,019)
Net cash used by operating activities		(1,704,040)
Cash flows from investing activities		
Purchase of furniture	(1,304)	
Net cash used by investing activities		(1,304)
Cash flows from financing activities:		
Proceeds from issuance of subordinated notes	1,200,000	
Proceeds from infusion of paid-in-capital	244,778	
Net cash provided by financing activities		1,444,778
Decrease in cash		(260,566)
Cash at beginning of year		347,969
Cash at end of year		$ 87,403
Supplemental cash flows disclosures:		
Income tax payments		$ 12,525
Interest expense		$ 11,923

The accompanying notes are an integral part of the statements.

S. B. CANTOR & CO., INC.

NOTES TO FINANCIAL STATEMENTS

AUGUST 31, 2002

Note A - Organization and Nature of Business

S. B. Cantor & Co., Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The company is incorporated in the state of New York and maintains an office in New York City. During September 2002, the company moved its primary operation to Edgewater, New Jersey.

The Company is engaged in a single lined business as a securities broker-dealer that services principal and agency transactions.

Note B - Significant Accounting Policies

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the company are recorded on a settlement date basis. Customers' securities transactions are reported on settlement basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

S. B. CANTOR & CO., INC.

NOTES TO FINANCIAL STATEMENTS

AUGUST 31, 2002

Note B - Significant Accounting Policies (continued)

Income Taxes

Income taxes are calculated and recognized as of the date of financial statements, utilizing currently enacted tax laws and rates. Deferred tax benefits are recognized on net operating loss carryforwards expected to be utilized.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less then ninety days, that are not held for sale in the ordinary course of business.

Depreciation

Depreciation is provided on a straight-line basis for financial reporting purposes and the modified accelerated cost recovery system for federal income tax purposes.

Note C – Securities Sold, Not Yet Purchased

Marketable securities sold, not yet purchased, consist of trading and investment securities at market values. Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities or to the Company.

Note D – Subordinated Borrowings

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirement, they may not be repaid.

S. B. CANTOR & CO., INC.

NOTES TO FINANCIAL STATEMENTS

AUGUST 31, 2002

Note E – Financial Instruments

Accounting Policies

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally forwards, options and swaps, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration include credit spreads, market liquidity, concentrations and funding and administrative costs incurred over the life of the instruments.

Derivatives used for economic hedging purposes include swaps, forwards, futures and purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial statements.

Fair values of forwards, swaps, and options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Open equity in futures transactions are recorded as receivable from and payable to broker-dealers and clearing organizations or customers, as applicable.

Premiums and unrealized gains and losses for written and purchased option contracts, as well as unrealized gains and losses on interest rate swaps, are recognized gross in the consolidated statement of financial condition. The unrealized gains for delayed-delivery, to-be-announced (TBA), and when issued securities generally are recorded in the consolidated statement of financial condition net of unrealized losses by counterparty.

S. B. CANTOR & CO., INC.

NOTES TO FINANCIAL STATEMENTS

AUGUST 31, 2002

Note F – Acquisition of the Company

On August 20, 2001, the Company entered into an agreement with Tecumseh Holding Corporation (a New Jersey corporation) whereby the 100% Shareholder of the company will sell and assign to Tecumseh Holding Corporation 100% of the issued and outstanding capital stock of the company subject to approval of the National Association of Securities Dealers, Inc. In anticipation of NASD approval, Tecumseh Holding Corporation has infused $244,778 of capital into the company as of August 31, 2002, provided $1,200,000 in subordinated loans and has paid the current 100% shareholder $197,940 representing a refundable prepayment for his remaining equity position in the Company.

Note G - Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years. Expenditures for maintenance and repair are charged against operations in the period incurred.

Furniture	$ 29,292
Equipment	17,594
	$ 46,886
Less accumulated depreciation	45,550
	$ 1,336

S. B. CANTOR & CO., INC.

NOTES TO FINANCIAL STATEMENTS

AUGUST 31, 2002

Note H - Commitments and Contingent Liabilities

The company leases space and equipment under non-cancellable lease agreements expiring through 2003. Minimum future rental commitments as of August 31, 2002 are as follows:

Year	Amount
2003	$ 27,806
2004	22,908
2005	21,275
2006	21,275
2007	21,275
	$ 114,539

Rent expenses charged to operations on such leases were approximately $49,177 for the twelve months ended August 31, 2002.

Note I - Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note J - Net Capital Requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). This rule prohibits a firm from engaging in securities transactions at a time when its "aggregate indebtedness" exceeds 15 times its "net capital", as those terms are defined by the rule, and when a firm's net capital falls below a required "minimum net capital", which limit is set within the rule. As of August 31, 2002, the Company's aggregate indebtedness and net capital were $30,714 and $1,074,718 respectively, giving the firm an aggregate indebtedness to net capital ratio of .3 to 1 with a minimum net capital requirement of $100,000.

S. B. CANTOR & CO., INC.

NOTES TO FINANCIAL STATEMENTS

AUGUST 31, 2002

Note K – Income Taxes

The current and deferred portions of the income tax included in the Statement of Operations as determined in accordance with FASB Statement No. 109, "Accounting for Income Taxes", are as follows:

	Current	Deferred	Total
Federal	$ (65,250)	$ 181,500	$ 116,250
State and local	3,114	121,000	124,114
	$ (62,136)	$ 302,500	$ 240,364

The Company had a deferred tax asset of $307,300 at August 31, 2002 resulting from federal and state net operating loss carryforwards. The asset has been reduced by a $307,300 valuation allowance.

Note L - Transaction with Related Parties

The sole stockholder of the company has a 1/3 direct interest of class B shares of Tecumseh Holding Corporation (see Note C) and a direct interest of 40% in Micheryl Corporation. The company provides brokerage services as both principal and agent for Micheryl Corporation's security investments. The company also provides brokerage services as both a principal and an agent for the sole stockholder's security investments. The sole stockholder provided a $400,000 subordinated loan to the company. Tecumseh Holding Corporation provided two subordinated loans totaling $1,200,000. In September 2002, the Company relocated its primary operations to Tecumseh Holding Corporations facilities in Edgewater, New Jersey.

SCHEDULE I

S. B. CANTOR & CO., INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AUGUST 31, 2002

Total ownership deficit	$	(55,172)
Add:		
Allowable subordinated liabilities		1,653,474
Total capital and allowable subordinated liabilities		1,598,302
Deduct:		
Total non-allowable assets		(6,885)
Net capital before haircuts on securities positions		1,591,417
Haircuts on securities:		
Stock		(50,386)
Options		(466,313)
Net capital	$	1,074,718
Total aggregate indebtedness	$	30,714
Minimum net capital required (6 2/3% of A.I.)	$	2,048
Minimum dollar net capital requirement	$	100,000
Net capital requirement	$	100,000
Excess net capital	$	974,718
Excess net capital at 1000%	$	1,071,647
Percentage of aggregate indebtedness to net capital		3%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of August 31, 2002)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	943,264
Allowable assets erroneously reported as nonallowable:		
Deposits		110,003
Disposal of furniture and fixtures		21,451
Net capital per above	$	1,074,718

SCHEDULE II

S. B. CANTOR & CO., INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AUGUST 31, 2002

The Company operates under the (k) (2) (ii) exemptive provision to SEC Rule 15c3-3 and appeared to operate within the guidelines of said exemption.

DCO DEMETRIUS & COMPANY, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholder of S. B. Cantor & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules of S. B Cantor & Co., Inc. (the Company), for the year ended August 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Wayne Interchange Plaza II ▪ 155 Route 46 West ▪ Wayne, New Jersey 07470-6831
Telephone: 973-812-0100 ▪ Fax: 973-812-0750 ▪ www.demetrius-llc.com

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation my deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Demetrius & Company, L.L.C.

Demetrius & Company, L.L.C.
November 20, 2002

S. B. CANTOR & CO., INC.

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

AUGUST 31, 2002